FILE NO: 82-3806 RECEIVED

2004 MAY 13 A 10: 04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rentokil Initial

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

4 May 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

04030012

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. 2003 Report and Accounts enclosed.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Nothing to Report.
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report.
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report.
6. Releases to the London Stock Exchange.	6. 6.1 Notification of interests of directors and connected persons. 6.2 Notifications of major interest in shares. 6.3 Notification of publication of annual report and accounts.

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
ADMINISTRATION DIRECTOR

dlw 5/17

communicateRNS
Close

Full Text Announcement

RECEIVED
2004 MAY 13 A 10: 04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Director Shareholding
Released	10:47 29 Apr 2004
Number	1366Y

RNS Number:1366Y
Rentokil Initial PLC
29 April 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Rentokil Initial plc

2. Name of director
EDWARD FORREST BROWN

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director's Holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
EDWARD FORREST BROWN

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
SALE OF SHARES

7. Number of shares / amount of stock acquired
N/A

8. Percentage of issued class
N/A

9. Number of shares/amount of stock disposed
200,000

10. Percentage of issued class
0.011%

11. Class of security
Ordinary Shares of 1 p each

12. Price per share
190 pence

13. Date of transaction

29 April 2004

14. Date company informed
29 April 2004

15. Total holding following this notification
392,203

16. Total percentage holding of issued class following this notification
0.021%

If a director has been granted options by the company please complete the following boxes.
17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of shares or debentures involved: class, number
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A

22. Total number of shares or debentures over which options held following this notification
N/A

23. Any additional information
N/A

24. Name of contact and telephone number for queries
Paul Griffiths, Administration Director 01342 830332

25. Name and signature of authorised company official responsible for making this notification
Paul Griffiths, Administration Director 01342 830332
Date of Notification
29 April 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company website

Close

RECEIVED
2004 MAY 13 A 10: 04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Holding(s) in Company
Released	14:46 22 Apr 2004
Number	9055X

RNS Number:9055X
Rentokil Initial PLC
22 April 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Franklin Resources, Inc. (and affiliates)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York Europe Ltd, London	20,830
Bank of New York, London	3,366,010
JP Morgan/Chase, London	119,694,664
Citibank Nominees Ltd, London	1,538,630
Clydesdale Bank plc, London	3,243,400
Euroclear Bruxelles BIC Mgt, London	23,200
HSBC Bank, London	566,370
Mellon Bank, London	8,758,880
Merrill Lynch, London	1,637,300
Northern Trust Company, London	4,609,619
Royal Trust Corp of Canada, London	4,830,370
State Street Nominees Ltd, London	15,389,110

5. Number of shares / amount of stock acquired

16,748,548

6. Percentage of issued class

0.92%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 1p

10. Date of transaction

21 April 2004

11. Date company informed

22 April 2004

12. Total holding following this notification

163,678,383

13. Total percentage holding of issued class following this notification

9.007%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification

Date of notification

22 April 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company website

Close

‹ Back Next ›

communicate RNS

Close

Full Text Announcement

‹ Back Next › Other Announcements from this Company Send to a Friend

RECEIVED
2004 MAY 13 A 10:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Annual Report and Accounts
Released	15:29 21 Apr 2004
Number	8562X

RNS Number:8562X
Rentokil Initial PLC
21 April 2004

Rentokil Initial plc

2003 REPORT AND ACCOUNTS

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. No: +44 (0)20 7066 1000

21 April 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company website

Close

‹ Back Next ›

RECEIVED
2004 MAY 13 A 10: 04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Director Shareholding
Released	13:29 14 Apr 2004
Number	6045X

RNS Number:6045X
Rentokil Initial PLC
14 April 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Rentokil Initial plc

2. Name of director
Clive Malcolm Thompson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director's Holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Clive Malcolm Thompson

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
SALE OF SHARES

7. Number of shares / amount of stock acquired
N/A

8. Percentage of issued class
N/A

9. Number of shares/amount of stock disposed
5,000,000

10. Percentage of issued class
0.275%

11. Class of security
Ordinary Shares of 1p each

12. Price per share
4,000,000 @ 185.3 pence and 1,000,000 @ 183.75 pence

13. Date of transaction
13.04.04

14. Date company informed
13.04.04

15. Total holding following this notification
2,034,302

16. Total percentage holding of issued class following this notification
0.112%

If a director has been granted options by the company please complete the following boxes.
17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A
19. Total amount paid (if any) for grant of the option
N/A
20. Description of shares or debentures involved: class, number
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A

22. Total number of shares or debentures over which options held following this notification
N/A
23. Any additional information
N/A

24. Name of contact and telephone number for queries
Paul Griffiths, Administration Director 01342 830332

25. Name and signature of authorised company official responsible for making this notification
Paul Griffiths, Administration Director 01342 830332
Date of Notification
14.04.04

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Director Shareholding
Released	16:46 7 Apr 2004
Number	4796X

RNS Number:4796X
Rentokil Initial PLC
07 April 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Rentokil Initial plc

2. Name of director

EDWARD FORREST BROWN

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director's Holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

EDWARD FORREST BROWN

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SALE OF SHARES

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

20,347

10. Percentage of issued class

0.001%

11. Class of security

Ordinary Shares of 1 p each

12. Price per share

1.865p

13. Date of transaction

2 April 2004

14. Date company informed

7 April 2004

15. Total holding following this notification

592,203

16. Total percentage holding of issued class following this notification

0.032%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Paul Griffiths, Administration Director 01342 830332

25. Name and signature of authorised company official responsible for making this notification

Paul Griffiths, Administration Director 01342 830332

Date of Notification

7 April 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company website

Close

Back Next